UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
 (Amendment No. 1)*
Nomad Foods Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G6564A105
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6564A105	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,650,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,650,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,650,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G6564A105	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 10,650,000
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,650,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,650,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being filed with respect to the ordinary shares (the “Ordinary Shares”), of Nomad Foods Limited, a company limited by shares under the laws of the British Virgin Islands, to amend the Schedule 13G filed on February 12, 2016 (as amended by this Amendment No. 1, the “Schedule 13G”). This Amendment No. 1 is being filed to report changes in the number of Ordinary Shares beneficially owned by the Reporting Persons. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13G.
Item 4:  Ownership:
A. Third Point LLC
(a)      Amount beneficially owned: 10,650,000
(b)      Percent of class: 5.8%.  The percentages used herein and in the rest of this Schedule 13G, including the cover pages hereto, are calculated based upon the 182,088,062 ordinary shares issued and outstanding, as reported in Exhibit 99.2 to the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on November 29, 2016.
 (c)      Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 10,650,000
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 10,650,000

B. Daniel S. Loeb
(a)      Amount beneficially owned: 10,650,000
(b)      Percent of class: 5.8%.  The percentages used herein and in the rest of this Schedule 13G, including the cover pages hereto, are calculated based upon the 182,088,062 ordinary shares issued and outstanding, as reported in Exhibit 99.2 to the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on November 29, 2016.
 (c)      Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 10,650,000
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 10,650,000

Item 10:  Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February  13, 2017

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit 99.1:	Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song and Joshua L. Targoff, dated February 9, 2011, was previously filed with the SEC on February 11, 2011 as an exhibit to Amendment No. 99.2 to Schedule 13G filed by Third Point LLC and Daniel S. Loeb with respect to Citadel Broadcasting Corporation and is incorporated herein by reference.